UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                          (Amendment No. _____1_____)*


                             Ableauctions.Com, Inc

                                (Name of Issuer)


                             Common Stock US$ 0.001

                         (Title of Class of Securities)


                                  00371F 20 6

                                 (CUSIP Number)


                                October 2, 2002

            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:


( )   Rule 13d-1(b)
(X)   Rule 13d-1(c)
( )   Rule 13d-1(d)





  CUSIP No. ..... 00371F 20 6..................................


                1.  Names of Reporting Persons.

                    I.R.S. Identification Nos. of above persons (entities only).

                    Northern Ireland Local Government Officers Superannuation Committee


                2.  Check the Appropriate Box if a Member of a Group

                    (a)                   X...................................
                    (b)                   ....................................


                3.  SEC Use Only

                    ..........................................................


                4.  Citizenship or Place of Organization

                    United Kingdom............................................


  Number of              5.       Sole Voting Power 0.........................
  Shares
  Beneficially           6.       Shared Voting Power ........................
  Owned by
  Each Reporting         7.       Sole Dispositive Power 0....................
  Person With
                         8.       Shared Dispositive Power....................


                9.  Aggregate Amount Beneficially Owned by Each Reporting
                    Person
                    ......3,473,745...........................................

                10. Check if the Aggregate Amount in Row (9) Excludes Certain
                    Shares ...................................................

                11. Percent of Class Represented by Amount in Row (9)
                    .........12.13%...........................................

                12. Type of Reporting Person

  ....................00...Northern Ireland Local Government
  Officers Superannuation Committee is an investment advisory client of Schroder Investment Management (UK)Ltd.
  ............................................................................




  CUSIP No. ..... 00371F 20 6..................................

                  1.  Names of Reporting Persons.
                      I.R.S. Identification Nos. of above persons
                      (entities only).
                      Ford Schroder Equity UK Portfolio

                  2.  Check the Appropriate Box if a Member of a Group

                      (a)  X.................
                      (b)  ..................

                  3.  SEC Use Only............................................

                  4.  Citizenship or Place of Organization  United Kingdom....


  Number of                5.   Sole Voting Power 0...........................
  Shares
  Beneficially             6.   Shared Voting Power...........................
  Owned by
  Each Reporting           7.   Sole Dispositive Power 0......................
  Person With
                           8.   Shared Dispositive Power......................

                9.  Aggregate Amount Beneficially Owned by Each
                    Reporting Person
                    ......1,437,925...........................................

               10.  Check if the Aggregate Amount in Row (9) Excludes
                    Certain Shares ...........................................

               11.  Percent of Class Represented by Amount
                    in Row (9)
                    .........5.02%............................................

               12.  Type of Reporting Person

  ..................OO.Ford Schroder Equity UK Portfolio an investment advisory client of Schroder Investment Management (UK) Ltd.
  ............................................................................




  Item 1.
                     (a)        Name of Issuer     Ableauctions.Com, Inc

                     (b)        Address of Issuer's Principal Executive
                                Offices

                                Fife Auction Center
                                1222 - 46th Ave E
                                Fife, WA
                                98424
  Item 2.
                     (a)        Name of Person Filing

                                Schroder Investment Management (UK) Ltd.

                     (b) Address of Principal Business Office or, if none, Residence

                                31 Gresham Street
                                London
                                EC2V 7QA
                                United Kingdom

                     (c)        Citizenship

                                United Kingdom

                     (d)        Title of Class of Securities

                                Common Stock US$ 0.001

                     (e)        CUSIP Number          00371F 20 6

  Item 3.            If this statement is filed pursuant to
                     SSS240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                     (a)        ( )                          Broker or dealer
                                                             registered under
                                                             section 15 of
                                                             the Act (15
                                                             U.S.C. 78o).

                     (b)        ( )                          Bank as defined
                                                             in section
                                                             3(a)(6) of the
                                                             Act (15 U.S.C.
                                                             78c).

                     (c)        ( )                          Insurance
                                                             company as
                                                             defined in
                                                             section 3(a)(19)
                                                             of the Act (15
                                                             U.S.C. 78c).

                     (d)        ( )                          Investment
                                                             company
                                                             registered under
                                                             section 8 of the
                                                             Investment
                                                             Company Act of
                                                             1940 (15 U.S.C
                                                             80a-8).

                     (e)        ( )                          An investment
                                                             adviser in
                                                             accordance with
                                                             SS240.13d-1(b)(1)
                                                             (ii)(E);

                     (f)        ( )                          An employee
                                                             benefit plan or
                                                             endowment fund
                                                             in accordance
                                                             with
                                                             SS240.13d-1(b)(1)
                                                             (ii)(F);

                     (g)        ( )                          A parent holding
                                                             company or
                                                             control person
                                                             in accordance
                                                             with SS240.13d-1(b)
                                                             (1)(ii)(G);

                     (h)        ( )                          A savings
                                                             associations as
                                                             defined in
                                                             Section 3(b) of
                                                             the Federal
                                                             Deposit
                                                             Insurance Act
                                                             (12 U.S.C. 1813);

                     (i)        ( )                          A church plan
                                                             that is excluded
                                                             from the
                                                             definition of an
                                                             investment
                                                             company under
                                                             section 3(c)(14)
                                                             of the
                                                             Investment
                                                             Company Act of
                                                             1940 (15 U.S.C.
                                                             80a-3);

                     (j)        ( )                          Group, in
                                                             accordance with
                                                             SS240.13d-1(b)(1)
                                                             (ii)(J).


  Item 4.            Ownership.

  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                     (a)        Amount beneficially owned:

                                ___5,289,379_____________________.


                     (b)        Percent of class:

                                _____________18.472%_______________.


                     (c)        Number of shares as to which the person has:

                                (i)       Sole power to vote or to
                                          direct the vote

                                          __5,289,379______

                                (ii)      Shared power to vote or to
                                          direct the vote

                                          _________________.

                                (iii)     Sole power to dispose or to
                                          direct the disposition of

                                          ____5,289,379____.

                                (iv)      Shared power to dispose or to
                                          direct the disposition of

                                          _______________.


  Item 5.            Ownership of Five Percent or Less of a Class

  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

  Instruction: Dissolution of a group requires a response to this item.

  Not Applicable


  Item 6.            Ownership of More than Five Percent on Behalf of Another
                     Person.

  If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

  There are no other persons with such rights who own more than 5% of the issuer, except as reported herein.


  Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

  If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

  Not Applicable


  Item 8.            Identification and Classification of Members of the
                     Group

  If a group has filed this schedule pursuant to SS240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and
  Item 3 classification of each member of the group. If a group has filed this schedule pursuant to SS240.13d-1(c) or SS240.13d-1(d), attach an exhibit stating the identity of each member of the group.

  Schroder Investment Management (UK) Ltd. (has discretionary authority and voting power)

  Northern Ireland Local Government Officers Superannuation Committee

  Ford Schroder Equity UK Portfolio


  Item 9.            Notice of Dissolution of Group

  Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

  Not Applicable


  Item 10.           Certification

                     (b) The following certification shall be included if the statement is filed pursuant to SS240.13d-1(c):

                                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         October 29, 2002


                         Thomas Jeremy Willoughby
                         Group Compliance & Risk Director